UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

Chief Financial Officer Transition and Appointment to Board

On August 28, 2025, Oscar Iglesias, the Chief Financial Officer of Codere Online Luxembourg, S.A. (the “Company”), notified the Company of his decision to step down from his role at the Company for personal reasons, effective upon the earlier of the completion of an orderly transition to his successor or December 31, 2025.

In connection with the transition, subject to shareholder approval, the Company’s Board of Directors (the “Board”) shall appoint Mr. Iglesias to the Board, where he formerly served between 2021 and 2023.

Mr. Iglesias’ decision to step down from his role at the Company is voluntary and not due to any disagreement with the Company, the Board, or management on any matter relating to the Company’s operations, policies or practices.

A press release regarding Mr. Iglesias’ transition is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release dated September 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: September 2, 2025	By:	/s/ Oscar Iglesias
	Name:	Oscar Iglesias
	Title:	Chief Financial Officer